Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the Quarter ended December 31, 2021 under IFRS

IT Services delivers strong revenue growth for the quarter at 27.5% YoY,

IT Services Segment Margins at 17.6%

Bangalore, India and New Jersey, USA – January 12, 2022 - Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) today announced financial results under International Financial Reporting Standards (IFRS) for the Quarter ended December 31, 2021.

Highlights of the Results

Results for the Quarter ended December 31, 2021:

•	Gross Revenue was ₹203.1 billion ($2.7 billion1), an increase of 3.3% QoQ and 29.6% YoY

•	IT Services Segment Revenue was at $2,639.7 million, an increase of 2.3% QoQ and 27.5% YoY

•	Non-GAAP[2] constant currency IT Services Segment Revenue increased by 3.0% QoQ and 28.5% YoY

•	IT Services Operating Margin[3] for the quarter was at 17.6%, a decrease of 19 bps QoQ

•	Net Income for the quarter was ₹29.7 billion ($399.1 million1), increase of 1.3% QoQ

•	Earnings Per Share for the quarter was at ₹5.43 ($0.071), an increase of 4.2% YoY

•	Operating Cash Flow was at ₹30.1 billion ($404.2 million1), which is 101.3% of Net Income

•	Our closing strength of employees for IT Services was at 231,671, an increase of 41,363 employees on a net basis YoY. We added 10,306 employees during the quarter

•	Wipro declared an interim dividend of ₹1 ($0.0131) per equity share/ADS

Performance for the quarter ended December 31, 2021

Thierry Delaporte, CEO and Managing Director said, “Wipro has delivered a fifth consecutive quarter of strong performance, both on revenues, and margins. Order bookings have been strong too, and we have added seven new customers in the more than $100 Mn revenue league, in the last 12 months. Our strategy and improved execution continue to serve us well, and we are confident of building on this momentum. We are also excited to have completed the acquisitions of Edgile and LeanSwift Solutions in the quarter, both of which will add to our capabilities significantly.”

Jatin Dalal, Chief Financial Officer said, “We delivered robust operating margins after absorbing substantial investments on salary increases, owing to continued improvement in operating metrics. We also improved our working capital, by reducing our Days Sales Outstanding. This has resulted in strong operating cash flow conversion, of 101.3% of net income. Additionally, we have declared an interim dividend of ₹1 per equity share.”

Outlook for the quarter ending March 31, 2022

We expect Revenue from our IT Services business to be in the range of $2,692 million to $2,745 million*. This translates to a sequential growth of 2.0% to 4.0%.

*	Outlook is based on the following exchange rates: GBP/USD at 1.34, Euro/USD at 1.13, AUD/USD at 0.73, USD/INR at 75.73 and CAD/USD at 0.79

1.

For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹ 74.39, as published by the Federal Reserve Board of Governors on December 31, 2021. However, the realized exchange rate in our IT Services business segment for the quarter ended December 31, 2021 was US$1= ₹ 76.12

2.	Constant currency revenue for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period

3.	IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials

IT Services

Wipro continued its momentum in winning large deals with our customers as described below:

•

A US-based healthcare company has awarded Wipro a business process and platform services contract spanning claims processing and setting up a customer service center using Wipro’s proprietary healthcare platform. Wipro will enable the client to expand its product offerings and go-to-market strategies and grow in this business segment.

•

A leading US-based student-aid organization has awarded Wipro a multi-million dollar engagement to manage and streamline their mainframe operations to support their mission critical platform and help enhance end-user experience.

•

Wipro has won a multi-million dollar engagement with a US-based industrial manufacturing company to drive workplace transformation that delivers best-in-class end-user experience with an effective approach for mergers and acquisitions integrations.

•	Wipro has won an engagement with a leading US-based retail brokerage for a large integration program that includes modernizing and scaling applications across its multiple lines of business.

•

A technology-driven travel marketplace has selected Wipro as its strategic partner to modernize its core travel platform and help set up a capability hub in Mexico. The modernized platform will significantly enhance customer experience and help generate new revenue streams for the customer.

Digital Services Highlights

We continue to see increasing traction in digital oriented and other strategic deals as illustrated below:

•

A large, Brazil-based water and waste management company has awarded Wipro a strategic engagement to transform their internal processes, improve operational efficiency, and enhance competitiveness leveraging Wipro FullStride Cloud Services.

•

A leading US-based Cloud Security and Identity Governance solutions provider has selected Wipro to develop demanding functionalities and enhancements to support their core Product Development function. Wipro will help the customer meet growing demands, enable a quicker time to market and scale their software business globally.

•

A leading US-based financial advice firm has selected Wipro and Capco as strategic partners to deliver multiple digital transformation programs. Together with Capco, Wipro will lead an innovation program to facilitate greater adoption of new technologies to accelerate the company’s digital transformation journey.

•

Wipro has won an engagement with a US-based multi-state healthcare organization to deliver modernized member services. Wipro will leverage a new cloud-based, globalized contact center service delivery model to digitally transform and optimize stakeholder experience and ensure cost savings, quality, compliance and growth for the customer.

Analyst Recognition

•	Wipro has been recognized as a Leader for the second consecutive time in the 2021 Gartner® Magic Quadrant™ for Managed Network Services (Ted Corbett et al., 10 Nov 2021)

•	Wipro positioned as a Leader in The Forrester Wave™: Data Management Service Providers, Q4 2021

•	Wipro was featured in the Top 3 players in HFS Top 10: Life Sciences Service Providers 2021

•	Wipro was featured in the Top 4 players in HFS Top 10: Energy Services 2021

•	Wipro was rated as a Leader in Avasant High-Tech Industry Digital Services 2021–2022 RadarView

•	Wipro was positioned as a Leader in IDC MarketScape: Worldwide Salesforce Implementation Services 2021 Vendor Assessment (Doc # US47073921, Nov 2021)

•	Wipro was rated as a Leader and Star Performer in Everest Group’s Enterprise Quality Assurance (QA) Services PEAK Matrix® Assessment 2022

•	Wipro was recognized as a Leader in Everest Group’s Cloud Services PEAK Matrix® Assessment 2022 – Europe, North America

•	Wipro was recognized as a Leader in Everest Group’s Advanced Analytics and Insights (AA&I) Services PEAK Matrix® Assessment 2022

•	Wipro ranks among the Top Service Providers in Customer Satisfaction and Innovation categories in Whitelane & Navisco Germany IT Outsourcing Study 2021

•	Wipro ranks among the Top Service Providers in Customer Satisfaction and Innovation categories in Whitelane French IT Outsourcing Study 2021

•	Wipro was recognized as a Leader in Everest Group’s Intelligent Automation in Healthcare – Solutions PEAK Matrix® Assessment 2022

Disclaimer: Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

IT Products

•	IT Products Segment Revenue for the quarter was ₹1.8 billion ($23.8 million1)

•	IT Products Segment Results for the quarter was a profit of ₹0.1 billion ($1.3 million1)

India business from State Run Enterprises (ISRE)

•	India SRE Segment Revenue for the quarter was ₹1.6 billion ($21.8 million1)

•	India SRE Segment Results for the quarter was a profit of ₹0.1 billion ($1.8 million1)

Please refer to the table on page 9 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP Financial Measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 9 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. Further, in the normal course of business, we may divest a portion of our business which may not be strategic. We refer to the growth rates in both reported and constant currency adjusting for such divestments in order to represent the comparable growth rates.

This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the quarter ended December 31, 2021, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com

Quarterly Conference Call

We will hold an earnings conference call today at 07:15 p.m. Indian Standard Time (08:45 a.m. U.S. Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a web-cast and can be accessed at the following link- https://links.ccwebcast.com/?EventId=WIP20220112

An audio recording of the management discussions and the question-and-answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 220,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

Contact for Investor Relations		Contact for Media & Press

Aparna Iyer	Abhishek Kumar Jain	Vipin Nair
Phone: +91-80-6142 7139	Phone: +91-80-6142 6143	Phone: +91-80-6142 6450
iyer.aparna@wipro.com	abhishekkumar.jain@wipro.com	vipin.nair1@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry.

Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

# # #

(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31, 2021	As at December 31, 2021
			Convenience translation into US dollar in millions Refer footnote in page 1
ASSETS
Goodwill	139,127	242,945	3,266
Intangible assets	13,085	44,320	596
Property, plant and equipment	85,192	90,248	1,213
Right-of-Use assets	16,420	18,445	248
Financial assets
Derivative assets	16	35	^
Investments	10,576	17,543	236
Trade receivables	4,358	1,301	17
Other financial assets	6,088	6,052	81
Investments accounted for using the equity method	1,464	775	10
Deferred tax assets	1,664	2,357	32
Non-current tax assets	14,323	10,222	137
Other non-current assets	15,935	12,377	166

Total non-current assets	308,248	446,620	6,002

Inventories	1,064	1,025	14
Financial assets
Derivative assets	4,064	5,277	71
Investments	175,707	235,740	3,169
Cash and cash equivalents	169,793	107,458	1,445
Trade receivables	94,298	122,365	1,645
Unbilled receivables	27,124	38,908	523
Other financial assets	7,245	9,608	129
Contract assets	16,507	16,680	224
Current tax assets	2,461	4,185	56
Other current assets	24,923	29,504	397

Total current assets	523,186	570,750	7,673

TOTAL ASSETS	831,434	1,017,370	13,675

EQUITY
Share capital	10,958	10,962	147
Share premium	714	1,304	18
Retained earnings	466,692	555,789	7,471
Share-based payment reserve	3,071	4,094	55
SEZ Re-investment reserve	41,154	44,167	594
Other components of equity	30,506	37,609	506

Equity attributable to the equity holders of the Company	553,095	653,925	8,791
Non-controlling interests	1,498	446	6

TOTAL EQUITY	554,593	654,371	8,797

LIABILITIES
Financial liabilities
Loans and borrowings	7,458	55,417	745
Derivative liabilities	—	1	^
Lease liabilities	13,513	15,056	202
Other financial liabilities	2,291	3,676	49
Deferred tax liabilities	4,633	14,989	201
Non-current tax liabilities	11,069	14,520	195
Other non-current liabilities	7,835	8,238	111
Provisions	2	6	^

Total non-current liabilities	46,801	111,903	1,503

Financial liabilities
Loans, borrowings and bank overdrafts	75,874	78,501	1,055
Derivative liabilities	1,070	340	5
Trade payables and accrued expenses	78,870	87,506	1,175
Lease liabilities	7,669	8,647	116
Other financial liabilities	1,470	3,906	53
Contract liabilities	22,535	28,161	379
Current tax liabilities	17,324	18,992	255
Other current liabilities	24,552	24,238	326
Provisions	676	805	11

Total current liabilities	230,040	251,096	3,375

TOTAL LIABILITIES	276,841	362,999	4,878

TOTAL EQUITY AND LIABILITIES	831,434	1,017,370	13,675

^ Value is less than 1

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended December 31,			Nine months ended December 31,
	2020	2021	2021	2020	2021	2021
			Convenience translation into US dollar in millions Refer footnote in page 1			Convenience translation into US dollar in millions Refer footnote in page 1
Revenues	156,700	203,136	2,731	456,976	582,334	7,828
Cost of revenues	(104,313)	(142,778)	(1,919)	(313,400)	(407,907)	(5,483)

Gross profit	52,387	60,358	812	143,576	174,427	2,345
Selling and marketing expenses	(11,326)	(13,988)	(189)	(30,721)	(40,857)	(549)
General and administrative expenses	(7,814)	(12,036)	(162)	(25,997)	(33,854)	(455)
Foreign exchange gains/(losses), net	566	1,187	16	2,109	3,280	44
Other operating income/(loss), net	—	14	^	(81)	2,179	29

Results from operating activities	33,813	35,535	477	88,886	105,175	1,414
Finance expenses	(1,400)	(1,403)	(19)	(3,966)	(3,608)	(49)
Finance and other income	5,975	3,578	48	16,465	12,311	165
Share of net profit/ (loss) of associates accounted for using the equity method	101	76	1	126	73	1

Profit before tax	38,489	37,786	507	101,511	113,951	1,531
Income tax expense	(8,524)	(8,063)	(108)	(22,590)	(22,547)	(303)

Profit for the period	29,965	29,723	399	78,921	91,404	1,228

Profit attributable to:
Equity holders of the Company	29,667	29,690	399	78,225	91,318	1,227
Non-controlling interests	298	33	^	696	86	1

Profit for the period	29,965	29,723	399	78,921	91,404	1,228

Earnings per equity share:
Attributable to equity holders of the Company
Basic	5.21	5.43	0.07	13.74	16.71	0.22
Diluted	5.17	5.42	0.07	13.46	16.67	0.22
Weighted average number of equity shares used in computing earnings per equity share
Basic	5,696,798,493	5,467,954,878	5,467,954,878	5,694,731,405	5,465,359,077	5,465,359,077
Diluted	5,741,070,466	5,481,204,821	5,481,204,821	5,812,779,105	5,478,766,612	5,478,766,612

^	Value is less than 1

Additional Information:

Particulars	Three months ended			Nine months ended		Year ended
	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020	March 31, 2021
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue
IT Services
Americas 1	56,644	53,205	45,015	159,532	131,581	178,091
Americas 2	61,076	59,260	44,702	175,441	133,346	179,821
Europe	59,620	58,619	42,880	172,700	120,334	165,441
APMEA	23,596	22,715	20,717	67,543	61,637	82,462

Total of IT Services	200,936	193,799	153,314	575,216	446,898	605,815
IT Products	1,767	1,894	1,563	4,972	5,568	7,685
ISRE	1,623	1,867	2,388	5,427	6,610	8,912
Reconciling Items	(3)	47	1	(1)	9	13

Total Revenue	204,323	197,607	157,266	585,614	459,085	622,425

Other operating income/(loss), net
IT Services	14	15	—	2,179	(81)	(81)

Total Other operating income/(loss), net	14	15	—	2,179	(81)	(81)

Segment Result
IT Services
Americas 1	11,390	10,521	8,075	31,290	23,177	33,040
Americas 2	12,057	11,819	10,190	35,226	31,089	41,589
Europe	9,172	9,186	9,283	26,683	22,969	31,673
APMEA	2,483	3,028	2,778	8,577	8,402	11,476
Unallocated	173	(156)	2,945	73	3,896	5,153
Other operating income/(loss), net	14	15	—	2,179	(81)	(81)

Total of IT Services	35,289	34,413	33,271	104,028	89,452	122,850

IT Products	96	94	78	137	(100)	45
ISRE	134	393	471	1,002	474	1,061
Reconciling Items	16	20	(7)	8	(940)	(903)

Total	35,535	34,920	33,813	105,175	88,886	123,053
Finance expenses	(1,403)	(1,459)	(1,400)	(3,608)	(3,966)	(5,088)
Finance and Other Income	3,578	4,114	5,975	12,311	16,465	20,912
Share of net profit/ (loss) of associates accounted for using the equity method	76	(10)	101	73	126	130

Profit before tax	37,786	37,565	38,489	113,951	101,511	139,007

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (ISRE).

IT Services: As announced on November 12, 2020, effective January 1, 2021, the Company re-organized IT Services segment.to four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”).

Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes Healthcare and Medical Devices, Consumer Goods and Lifesciences, Retail, Transportation and Services, Communications, Media and Information services, Technology Products and Platforms, in the United States of America and entire business of Latin America (“LATAM”). Americas 2 includes Banking, Financial Services and Insurance, Manufacturing, Hi-tech, Energy and Utilities industry sectors in the United States of America and entire business of Canada. Europe consists of United Kingdom and Ireland, Switzerland, Germany, Benelux, Nordics and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

IT Products: The Company is a value-added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

India State Run Enterprise segment (ISRE): This segment consists of IT Services offerings to entities/ departments owned or controlled by the Government of India and/ or any State Governments.

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($Mn)

Three Months ended December 31, 2021
IT Services Revenue as per IFRS	$2,639.7
Effect of Foreign currency exchange movement	$17.2

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$2,656.9

Three Months ended December 31, 2021
IT Services Revenue as per IFRS	$2,639.7
Effect of Foreign currency exchange movement	$21.2

Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year	$2,660.9